UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          TELECOM COMMUNICATIONS, INC.
                          ----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    879274108
                                    ---------
                                 (CUSIP Number)


                                Fred Chiyuan Deng
                               c/o Icsoft Limited
                       3/F, 74 Shanan Road, Panyu District
                           Guangzhou, China GD 511490
                                 (8620) 84660062
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 16, 2004
                                 --------------
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879274108

     1   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO.   Fred Chiyuan Deng
         OF ABOVE PERSON
--------------------------------------------------------------------------------

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]
--------------------------------------------------------------------------------

     3   SEC USE ONLY
--------------------------------------------------------------------------------

     4   SOURCE OF FUNDS  PF
--------------------------------------------------------------------------------

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER             42,689,000*
      BENEFICIALLY              ------------------------------------------------
        OWNED BY          8     SHARED VOTING POWER                 0
          THE                   ------------------------------------------------
    REPORTING PERSON      9     SOLE DISPOSITIVE POWER        42,689,000*
         WITH                   ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER            0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNWED BY THE          42,689,000*
         REPORTING PERSON
--------------------------------------------------------------------------------

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11)    89.5%
--------------------------------------------------------------------------------

    14   TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


* This amount includes warrants to purchase 10,000,000 shares of common stock and 9,889,000 shares of common stock held by Auto Treasure Holding Limited. Through its position as majority owner of Auto Treasure Holding Limited, Mr. Deng has the power to dispose of or direct the disposition of the shares of common stock and the shares of common stock to be issued upon exercise of the warrants held by Auto Treasure Holdings Limited. As a result, Mr. Deng may, under the rules of the Securities and Exchange Commission, be deemed the beneficial owner of those shares. Mr. Deng disclaims beneficial ownership of the shares held by Auto Treasure Holdings, except to the extent of his pecuniary interest therein.

ITEM 1.  Security and Issuer

This Amendment No. 2 to the Schedule 13D dated September 30, 2003, of Telecom Communications, Inc., an Indiana Corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to common shares, $0.001 par value per share (the "Common Stock") of the Issuer.

ITEM 2.  Identity and Background.

(a) This statement is being filed on behalf of Fred Chiyuan Deng, an individual and majority owner of Auto Treasure Holdings Limited.

(b) The business address of Mr. Deng is c/o Icsoft Limited, 3/F, Shanan Road, Panyu District, Guangahou, China GD 511490.

(c) Mr. Deng's principal occupation is private investor.

(d)-(e) During the last five years Mr. Deng has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Deng holds Chinese citizenship.

ITEM 3.  Source and Amount of Funds or Other Consideration.

On March 16, 2004, the Issuer acquired from Auto Treasure Holdings Limited, an entity 100% owned by Mr. Deng, the remaining 20% interest of IC Star MMS Limited for a consideration of 9,889,000 shares of the Issuer's common stock and 10,000,000 warrant to purchase 10,000,000 shares of common stock at $2.00 per share pursuant to the terms of a Sale and Purchase agreement.

ITEM 4.  Purpose of Transaction.

Mr. Deng, through his majority ownership of Auto Treasure Holdings Limited Sale and Purchase, acquired the shares of the Issuer's Common Stock pursuant to the terms of the Agreement. Mr. Deng has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this Item 4. Mr. Deng is not party to any agreements to acquire any additional Common Stock at this time. Notwithstanding the possible transactions to the Issuer's Board of Directors, to acquire additional shares of common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In addition, Mr. Deng has the right to elect members to the Issuer's Board of Directors.

ITEM 5.  Interest in Securities of the Issuer.

(a) As of the date of this report, Mr. Deng beneficially owns an aggregate of 42,689,000 Shares, which represents 89.5% of the Issuer's Common Stock.

(b) As of the date of this report, Mr. Deng has the sole power to vote or direct the voting of, or dispose or direct the disposition of 42,689,000 shares of the Issuer's Common Stock.

(c) Mr. Deng has not effected any transactions other than those described herein in the class of securities described during the past 60 days.

(d) Not applicable.

(e) Mr. Deng remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

None.

ITEM 7.  Material to be Filed as Exhibits

None.

                                S I G N A T U R E


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  December 29, 2004

                                                     /s/ Fred Chiyuan Deng
                                                     ---------------------------
                                                     Fred Chiyuan Deng